Exhibit 9
Rio Tinto share buy-back programme
5 April 2019
Share buy-back programme
Rio Tinto plc and Rio Tinto Limited (together, "Rio Tinto") announced on 20 September 2018 details of how it intended to return approximately US$3.2 billion of post-tax coal disposal proceeds to its shareholders through combining an off-market buy-back tender of Rio Tinto Limited shares and further on-market purchases of Rio Tinto plc shares (together, the “Programme”). The Programme is subject to market conditions and compliance with all applicable laws and regulations.
The off-market buy-back was successfully completed on 12 November 2018 achieving its share purchase target of approximately 41.2 million Rio Tinto Limited shares, for a total consideration of A$2,871 million (US$2,081 million)1. The portion of the Programme relating to the on-market buy-back of Rio Tinto plc shares was then determined to total a maximum amount of US$1,119 million commencing on 28 February 2019 and to be completed no later than 28 February 2020.
Rio Tinto has entered into a non-discretionary irrevocable instruction with J.P. Morgan Securities plc, acting as riskless principal, in relation to the purchase of Rio Tinto plc’s ordinary shares and making trading decisions concerning the purchase of Rio Tinto plc’s ordinary shares independently of the Company, for the period between 20 May 2019 and 26 February 2020 for an aggregate maximum consideration of up to US$879 million.
Any purchases of Rio Tinto plc shares will be effected within certain pre-set parameters, and in accordance with its general authority to repurchase shares granted by its shareholders at the annual general meeting of Rio Tinto plc on 11 April 2018, Chapter 12 of the UK Listing Authority Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with share buy-back programmes. The purpose of the Rio Tinto plc share buy-back is to reduce the share capital of Rio Tinto plc. Accordingly, all ordinary shares purchased pursuant to the Programme will be cancelled.
1 At transacted rate.
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares.

Steve Allen Group Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885